Coordonnées

www.linkedin.com/in/mariam-
ouedraogo-65493096 (LinkedIn)

Principales compétences

Human Resources (HR)
Service orienté client
Commerce

Mariam Ouedraogo

Senior executive at The Drivers Coop
Bronx, New York, États-Unis

Résumé

As a recent MBA Graduate and Board Member of a thriving ride share start-up, I hold multiple years of experience in business operations, team leadership, and financial services . I have dedicated my career to supporting the community and providing exemplary service as a New York City Police Officer during the pandemic.

BUSINESS AND OPERATIONS: Delivered customer service, sales, and quality assurance for multiple organizations, including the American Red Cross, Key Food, and BBC Leyland Ghana.
TEAM SUPPORT: As a customer service leader, equips and leads teams in multiple financial processes.
PERFORMANCE GOALS: Consistently exceeded performance metrics and operations goals.

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Expérience

The Driver Coop
Vice President
2021 - Present (2 ans)
New York City Metropolitan Area

Active board member of a start-up driver sharing firm with over 30+ cities.
Currently serving as advisor in multiple departments including marketing, sales, service and operations.
Develops strategic initiatives to accelerate company growth and market penetration.

Uber
Customer Service Representative
mars 2017 - Present (6 ans 9 mois)
New York, United States

Delivered customer service to over 300+ clients.

New York City Police Department
Auxiliary Police Officer
mars 2017 - Present (6 ans 9 mois)
New York, United States

Chosen out of 100+ applicants to serve as a police officer for one of the most recognized cities in the world. Successfully responded to over 100 high-risk situations that include domestic violence, drunk driving, combatant individuals, suicide attempts, medical emergencies, suspicious packages, and multiple vehicle accidents.
Utilized current patrol methods to gather pertinent information and evidence for developing cases.
Analyzes the data of criminal cases and prepares written affidavits application for court orders, arrests, and warrants.
#Highly experienced in handling fast-paced, demanding environments.

American Red Cross Greater New York
Responder
2017 - février 2021 (4 ans)
New York, United States

#Delivered customer service and team support to over 20+ nurses and associates.
#Data Driven: Provided call-out support and appointment scheduling with a goal of 15 appointments per day.

Combined Insurance
Insurance Representative
mars 2017 - mars 2019 (2 ans 1 mois)
New York, United States

#Delivered over $50K in insurance sales.
#Obtained life insurance license and built a book of business.

Alvita Home Care
Home Health Aide
mars 2017 - 2019 (2 ans)
New York, United States

Selected to support patients and clients and cared for individuals and families during periods of incapacitation, and family disruption, providing companionship, personal care, and assistance.
Monitored the patient's condition by observing physical and mental health, intake and output, and exercise.

Key Food Stores Co-Operative Inc.
Sale associate
octobre 2015 - octobre 2017 (2 ans 1 mois)
New York, United States

#Chosen to optimize retail operations and improve sales through strategic customer service. Maintained responsibility for bottom-line factors, including long-range strategic planning, sales management, and service.
#Develop, foster, and maintain a store culture focused on the customer, enhancing the buying experience and building relationships that grow revenue.

Armonik Vizion
Commerciale
avril 2014 - août 2014 (5 mois)
Ouagadougou, Burkina Faso

assembly national of Burkina Faso
Journalist
mars 2013 - octobre 2013 (8 mois)
Ouagadougou, Burkina Faso

BBC Leyland Ghana WAITRA
Marketing Manager
octobre 2010 - février 2013 (2 ans 5 mois)
Ouagadougou, Burkina Faso

#Handpicked to support commercial operations for one of the largest branches in the region. Oversaw team leadership, sales, and marketing for 5+ employees.
#Sales Leadership: Skilled in developing and grooming exceptional personnel.
Business Development: Deployed networking and business development strategies that increased traffic and revenues.
Training: Plan and direct staffing, training, and performance evaluations to develop and control sales and service programs. Coached and developed staff by offering constructive feedback and taking an interest in their long-term career growth.
Best Practices: Builds operational systems, implements best practice processes that save time/money, reduce waste, align output with core values, increase executive-level confidence, and improve overall performance.
Business Processes: Supported multiple improvements in business functionalities, processes, and procedures that assisted in managing the aggressive growth of an organization.

BBC leyland (WAITRA)
Commerciale
octobre 2010 - novembre 2012 (2 ans 2 mois)
Ouaga

Formation

University of the People

Master of Business Administration - MBA, Business, Management, Marketing, and Related Support Services · (novembre 2020 - décembre 2022)

Groupe Cerco Burkina Faso

Bachelor's degree, Communication & International relationship · (2011 - 2013)

Université de Ouagadougou (Burkina Faso)

Langue anglaise et littérature, général · (2007 - 2012)

University of Ouagadougou

DEUG, English Language and Literature/Letters · (novembre 2007 - décembre 2010)